Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

October 23, 2020

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A (the     “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on October 2, 2020 with respect to the Amendment and the Trust’s series, Adasina Social Justice All Cap Global ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the registration statement.
Prospectus
1.Please provide a completed Fees and Expenses table as well as the completed Expense Example for each Fund prior to effectiveness.
Response: The Funds’ completed fee tables and expense examples are as shown in the attached Appendix A.
2.Explain how Other Expenses were estimated and how it was determined the estimate is reasonable.
Response: The Trust responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The sample portfolio holdings were evaluated to determine the amount of any potential acquired fund fees and expenses (“AFFE”), as well as the potential for additional fees from any derivative investments. It was determined that there were no potential AFFE or additional fees from derivatives to be disclosed in the Fees and Expenses table. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.
3.Revise Principal Investment Strategies to clearly explain the Sub-Advisers investment process to include how buy, sell, and hold decisions are made by the Sub-Adviser, how the Sub-Adviser constructs the portfolio as a whole, and what securities will be held by the Fund rather than what is excluded from the portfolio. Language regarding an index and representative sampling should be clarified to clearly convey that this is an actively managed fund.
Response: The Trust responds by noting that, as described in the response to Comment 4, the Fund has added additional detail regarding the Sub-Adviser’s investment process to the Item 4 and Item 9 disclosures. In addition, the following revisions have been made to the first two paragraphs in the Fund Summary-Principal Investment Strategies section to provide clarification that the Fund is actively-managed:
The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing the Fund’s assets in a portfolio of global companies whose business practices are aligned with the social justice investment criteria of Robasciotti & Associates, Inc., doing business as Adasina Social Capital (“Adasina” or the “Sub-Adviser”). Adasina seeks to invest the Fund’s assets to achieve returns similar to those of the Adasina Social Justice Index (the “Index”), a data-driven index which is owned and maintained by Adasina, administered by

EQM Indexes LLC (“EQM”) and calculated and published by an independent calculation agent. The Fund’s portfolio is expected to consist of all or a representative sample of the securities contained in the Index.
The Fund is actively-managed, and Adasina generally expects to use a “representative sampling” strategy for the Fund, meaning Adasina will generally invest the Fund’s assets in a sample of the securities in the Index whose return is expected to approximate that of the Index as a whole. In addition, the Fund may purchase a security not currently in the Index or sell a security that is currently in the Index when Adasina believes such security will be added to or removed from the Index at the next reconstitution of the Index based on information that became available following the most recent reconstitution of the Index. Under normal market conditions, the Fund will invest in at least three countries (one of which may be the United States) and will invest at least 40% of its total assets at the time of purchase in non‑U.S. companies.
4.We note disclosure is provided about the types of issuers screened out of the investment universe, however it is unclear what sorts of issuers the Fund will invest in and how the Sub-Adviser will make those decisions and construct the portfolio as a whole. Please revise in Item 4 and item 9 to discuss what the Fund will invest in and not simply what the Fund will avoid.
Response: The Trust responds by supplementally noting that the Fund’s portfolio is expected to consist of all or a representative sample of the securities contained in the Index, a data-driven index that intends to track the price movements of a portfolio of global companies whose business practices are aligned with Adasina’s social justice investment criteria (referred to in the Prospectus as “domains”). The Index universe begins with approximately 8,000 publicly-traded U.S. and non-U.S. securities, excluding real estate investment trust (REIT) securities. Companies are screened for exclusion from the Index based on Adasina’s social justice domains. Companies must be listed on a regulated stock exchange in the form of shares tradable for foreign investors without restrictions. Companies must also have a market capitalization of at least $300 million USD at the time of purchase and an average daily traded value of at least $1 million USD over the last six months at the time of purchase, or adequate constituent liquidity and accessibility for an exchange listed product as determined by EQM. Non-U.S. companies will be U.S. exchange-traded ADRs, if available, provided their liquidity is comparable to locally traded shares. Companies that pass this screening process are included in the Index. A global risk model including the following optimization factors is also applied to companies in the Index to reduce active market risk and weight Index constituents accordingly: size, momentum, trade activity, dividend yield, growth, earnings variability, value, volatility, profit, and leverage. The Index is reconstituted semi-annually, and a security will be excluded from the Index at each reconstitution if it no longer meets the above criteria.
Adasina generally expects to use a “representative sampling” strategy for the Fund, meaning the Fund may invest in a sample of the securities in the Index whose return is expected to approximate that of the Index as a whole. The Fund may also purchase or sell a security if Adasina believes it will be added to or removed from the Index, respectively, at the next reconstitution.
The Fund’s Item 4 and Item 9 disclosures have been revised to more clearly reflect this investment process.
5.Explain how the Sub-Adviser incorporates “. . . works closely with social justice organizations to build data sets that represent the issues most directly affecting their communities and uses this community-sourced data to establish the standards . . .” into building data sets. Further, explain how data sets are developed, validated and used. And finally, to the extent the Fund uses data sets with “issues most directly affecting their communities,” reconcile this strategy to the Fund’s objective of capital appreciation and income.
Response: The Trust responds by supplementally noting that Adasina consults with social justice organizations working on issues of racial, gender, economic, and/or climate justice to identify investment criteria that are related to advancing the social justice domains described in the chart within the Fund Summary-Principal Investment Strategies section. For example, a minimum requirement related to advancing climate justice would be that a company is not involved in the direct extraction of fossil fuels. Adasina then works with a social justice partner to identify a data set for the indicated investment criteria. When a data set does not already exist for the indicated investment criteria, Adasina works closely with a social justice partner to create it, including collecting the required data and documenting the methodology involved in its collection. Strategic data collection efforts require extensive corporate engagement, which occurs both with companies that will ultimately meet the investment criteria for which the data is being collected and companies that will not. From a completed data set, Adasina develops an investment exclusion list that is used to determine the selection pool for the Adasina Social Justice Index, which the Fund tracks, on the basis of advancing social justice.
Examples of social justice partners include the Movement for Black Lives, First Peoples Worldwide, One Fair Wage, the Poor People’s Campaign, and Movement Generation. Adasina believes that the issues raised by social justice movements today are, in fact, early indications of future material risk factors for publicly traded companies. Building a portfolio based on these factors may reduce risk and assist in identifying securities of companies more likely to help the Fund meet its objectives of generating sustainable income and capital appreciation over the long term because these companies may be more attuned to the ongoing needs, perspectives, and values of their stakeholders.
6.Please consider re-ordering the principal risks of the Funds in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s Principal Investment Risk disclosures and confirms that it has tailored the risks appropriately to the Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.
7.Reconcile the disclosure that “Adasina seeks to pursue social justice by using strategic engagement and shareholder advocacy to encourage change in publicly-traded companies that align with the characteristics considered in the Index.” with the disclosure in Principal Investment Strategies that the Fund “. . . seeks to achieve its investment objective by investing the Fund’s assets in a portfolio of global companies whose business practices are aligned with the social justice investment criteria of . . . the Sub-Adviser.” How will the Fund encourage change in publicly-traded companies that don’t meet social justice criteria if the Fund will only invest in companies who align with social justice criteria?
Response: The Trust responds by supplementally noting that Adasina is committed to systemic change and engages in investor campaigns and strategic data collection efforts that engage publicly-traded companies included in the Fund’s portfolio and also those not included in the Fund’s portfolio. Adasina believes that public disclosure of select investment exclusion lists is key to the impact it makes. Adasina generates significant stakeholder (investor, consumer, and worker) interest in its exclusion lists by providing widespread education and leading investor campaigns on these issues. Adasina believes that this creates an incentive for companies to change their behavior in order to be removed from an exclusion list.
Statement of Additional Information
8.Investment restrictions number 6 states the Fund may not concentrate its investments in any industry or group of related industries, however there is a principal risk factor stating the Fund may increase the relative emphasis of its investments in a particular sector or group of industries. Please reconcile.
Response:
Response: The Trust responds by supplementally noting that while the Fund may invest over 25% of its assets in certain sectors, it does not intend to invest 25% or more of its assets in any one industry or group of industries. The Fund’s intention to invest in certain sectors from time to time does not conflict with its concentration policy as sectors often consist of several different and distinct industries.
If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A
Fees and Expenses of the Adasina Social Justice All Cap Global ETF
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.89%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.89%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $91	3 Years: $284

A-1